UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File No. 0-15956

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION
Bank of Granite Corporation
Full Name of Registrant
Not Applicable
Former Name if Applicable
23 North Main Street
Address of Principal Executive Office (Street and Number)
Granite Falls, North Carolina 28630
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bank of Granite Corporation (the “Company”) is unable, without unreasonable effort or expense, to file timely its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 because of the following:

The loss of key accounting personnel, including the loss of both the Company’s chief financial officer and controller since the most recent quarterly report, and other operational difficulties that have consumed a great amount of management resources, have caused a delay in the preparation of the Quarterly Report on Form 10-Q for the quarter ending September 30, 2009. The Company expects to file the report on or before November 16, 2009.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jerry A. Felts	(828)	322-5343
(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes       ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes       ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of $3.5 to $4.0 million for the three months ended September 30, 2009, compared to a net loss of $0.3 million for the corresponding period in 2008. The most significant factors leading to this change are an anticipated increase in the loan loss provision of approximately $1.2 million for the third quarter of 2009 compared to the same period in 2008, and an expected decrease in net interest income of approximately $1.3 million when comparing the same two periods.

Management is still in the process of finalizing certain estimates and disclosure, and is therefore estimating financial results at this time for the three months ended September 30, 2009.

Forward-Looking Statements

The discussions included in this document contain statements that may be deemed forward looking statements within the meaning of the Private Securities Litigation Act of 1995, including Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from these statements. For the purposes of these discussions, any statements that are not statements of historical fact may be deemed to be forward looking statements. Such statements are often characterized by the use of qualifying words such as “expects,” “anticipates,” “believes,” “estimates,” “plans,” “projects,” or other statements concerning opinions or judgments of our Company and our management about future events. The accuracy of such forward looking statements could be affected by certain factors, including but not limited to, changing conditions or strategies of our customers or vendors, actions of government regulators, the availability of capital and personnel, and general economic conditions. For additional factors that could affect the matters discussed in forward looking statements, see the “Risk Factors” section of the Company’s most recent Annual Report on Form 10-K and subsequent reports on Form 10-Q filed with the Securities and Exchange Commission.

Bank of Granite Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2009	By: /s/ Jerry A. Felts Jerry A. Felts Chief Operating Officer and Chief Financial Officer